UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

             Information to be included in statements filed pursuant
           to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                              (AMENDMENT NO. 1)*

                                  NexMed, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   652903-10-5
                                 (CUSIP Number)


                                  May 16, 2005
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

                       (Continued on the Following Pages)

                                  (Page 1 of 4)

CUSIP No. 652903-10-5                  13G                     Page 2 of 4 Pages

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               The Tail Wind Fund Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) [ ]
        (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

               A British Virgin Islands corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

               3,616,809

6.      SHARED VOTING POWER

               0

7.      SOLE DISPOSITIVE POWER

               3,616,809

8.      SHARED DISPOSITIVE POWER

               0

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,616,809

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*    [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               6.7%

12.     TYPE OF REPORTING PERSON*


               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 652903-10-5                  13G                     Page 3 of 4 Pages

This statement is filed pursuant to Rule 13d-2(b) with respect to the common stock (the "Common Stock") of NexMed, Inc. beneficially owned by the Reporting Person specified herein as of May 20, 2005 and amends and supplements the
Schedule 13G dated January 7, 2005 and filed by the Reporting Person on January 7, 2005 (the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

ITEM 4.         OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

                    3,616,809 shares of Common Stock

                    Tail Wind beneficially owns a total of 3,616,809 shares of
               Common Stock, including (i) 1,464,132 shares of Common Stock held by Tail Wind, (ii) 1,100,000 shares of Common Stock into which Tail Wind's 5% Convertible Notes Due May 31, 2007 are convertible, assuming a conversion price of $5.00 and no accrued interest, which were issued to Tail Wind on December 12, 2003,
               (iii) 294,118 shares of Common Stock into which Tail Wind's Series C Cumulative Convertible Preferred Shares are convertible, assuming a conversion price of $1.36 and no accrued dividends, which were issued to Tail Wind on May 16, 2005, (iv) 116,667 shares of Common Stock into which warrants are exercisable which were issued to Tail Wind on or about July 2, 2003, (v) 116,667 shares of Common Stock into which warrants are exercisable which were issued to Tail Wind on or about June 18, 2004, (vi) 39,063 shares of Common Stock into which warrants are exercisable which were issued to Tail Wind on or about December 21, 2004, (vii) 329,912 shares of Common Stock into which warrants are exercisable which were issued to Tail Wind on or about April 21, 2003 and (viii) 156,250 shares of Common Stock into which warrants are exercisable which were issued to Tail Wind on or about December 21, 2004.

                    Tail Wind also owns a warrant issued on or about May 17,
               2005 to purchase 106,870 shares of Common Stock which is not exercisable until November 17, 2005.

        (b)   Percent of class:

                    Tail Wind's aggregate beneficial ownership of 3,616,809
               shares of Common Stock constitutes 6.7% of all of the outstanding shares of Common Stock, based upon 51,830,835 shares of Common Stock outstanding as of May 16, 2005.

        (c)   Number of shares as to which such person has:

                (i)     Sole power to vote or to direct the vote

                              3,616,809

                (ii)    Shared power to vote or to direct the vote

                              Not applicable.

                (iii)   Sole power to dispose or to direct the disposition of

                              3,616,809

                (iv)    Shared power to dispose or to direct the disposition of

                              Not applicable.


ITEM 10.        CERTIFICATION.

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 652903-10-5                  13G                     Page 4 of 4 Pages

                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated: May 20, 2005              THE TAIL WIND FUND LTD.



                                    By: /s/ Andrew P. MacKellar
                                        ---------------------------------
                                            Andrew P. MacKellar
                                            Director